United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X Form 40-F
                                             ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release

         Consolidation of CVRD Common Shares Held by Litel into Valepar


Rio de Janeiro, December 26, 2002 - Companhia Vale do Rio Doce informs that Valepar S.A., its controlling shareholder, released a press release with the following content: "Valepar S.A., closed corporation, with headquarters at Av. Graca Aranha, 26, 19(0) floor (part), in the City and State of Rio de Janeiro, registered in the National Register of Corporate Bodies with the Ministry of Finance (CNPJ) under No. 01.772.413/0001-57 ("Valepar"), as controlling shareholder in the Companhia Vale do Rio Doce ("CVRD"), publicly held company, informs the public, in the form of Instruction CVM No. 358, of January 3, 2002, that 25,272,641 common CVRD shares belonging to Litel Participacoes S.A. ("Litel"), one of its controlling shareholders, signatory of the Valepar Shareholders' Agreement, signed on April 24, 1997, were consolidated in its shareholders' equity.

The consolidation of the 25,272,641 common CVRD shares held by Litel was done through an increase in Valepar capital, approved at the Extraordinary General Shareholders Meeting of Valepar held on December 26, 2002, with the strict observance of the applicable provisions of Law No. 6,404/76. The common shares referred to, had already been tied to the Valepar Shareholders' Agreement and since May 1997, Litel has been and is a part of the CVRD controlling group. As from the mentioned increase in capital, and once the common shares which exceed 49% of the voting capital have been converted into preferred shares, in the terms of the statutory alteration approved in the mentioned Extraordinary General Shareholders Meeting, the share structure of Valepar becomes the following: Litel with 49.00% of the common shares and 100.00% of the Class B preferred shares; Eletron S.A. with 18.15% of the common shares; Babie Participacoes Ltda. with 12.46% of the common shares; Sweet River Investments, Ltd. with 10.11% of the common shares; Clube de Investimentos dos Empregados da Vale - Investvale with 9.23% of the common shares; and BNDES Participacoes S.A.
- BNDESPar with 1.04% of the common shares. The percentages do not consider the eventual exercise of the right of preference to subscription of new shares during the period of 30 days stipulated for this purpose.

By means of this operation, Valepar has become titleholder of 130,715,711 common shares representing approximately 52.3% of the CVRD voting shares, thus consolidating its situation as controller of the company."


--------------------------------------------------------------------------------

                                         For further information,please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date:  December 27, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer